Mail Stop 6010

January 14, 2008

Conan R. Deady
Corporate Vice President and General Counsel
IDEXX Laboratories, Inc.
One IDEXX Drive
Westbrook, ME 04092

>   **Re: IDEXX Laboratories, Inc.**
>   **Definitive Proxy Statement**
>   **Filed March 29, 2007**
>   **File No. 000-19271**

Dear Mr. Deady:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by January 28, 2008 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1.   We have reviewed your response to comment 8 and are unable to concur in your conclusion that an 8% increase in base salary, an increase which is significantly higher than the consumer price index for the relevant period, is not material. In your future filings, please provide discussion and analysis as to why any element of compensation paid or awarded to any named executive officer was materially increased or decreased.

If you have any questions, please contact me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney